UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2026

Commission File Number 001-39354

Quhuo Limited

3F, Building A, Xin’anmen, No. 1 South Bank

Huihe South Street, Chaoyang District Beijing,

People’s Republic of China

+86 (10) 5923-6208

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Change of Directors and Officers

Departure of Director and Officers

Effective from October 27, 2026, Zhen BA ceased to be our Chief Financial Officer, while remaining as a member of our Board of Directors of the Company.

Effective from October 27, 2026, Shan LI ceased to be a member of our Board of Directors and our Chief Human Resources Officer of the Company.

Appointment of Directors

Effective from October 27, 2026, the Board appointed Qishu WANG (“Ms. Wang”) as Chief Financial Officer and a director of the Company.

The biographical information of Ms. Wang is set forth below:

Ms. Wang joined Quhuo Limited in May 2022 and has since been primarily responsible for the Company’s investor relations and capital markets-related matters, including investor communications, coordination of public disclosures, Nasdaq- and SEC-related matters, investor meetings and roadshows, and the coordination and execution of capital markets projects and related transactions. She works closely with the Company’s management and external professional advisers to enhance the Company’s transparency, visibility in the capital markets and effectiveness of investor communications.

From June 2021 to April 2022, Ms. Wang worked in new media operations at United Sky (Beijing) Cultural Media Co., Ltd., where she managed social media accounts across multiple platforms and participated in the marketing and promotion of newly published books.

Ms. Wang obtained a master’s degree in Communication and New Media from City University of Hong Kong in May 2021. She obtained a bachelor’s degree from the University of International Business and Economics in June 2020, majoring in German with a second degree in Finance.

Ms. Wang does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Quhuo Limited

By:	/s/ Leslie Yu
Name:	Leslie Yu
Title:	Chairman and Chief Executive Officer

Date: October 27, 2026

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